

August 13, 2024

Richard A. Miller, M.D.
Chief Executive Officer
Corvus Pharmaceuticals, Inc.
863 Mitten Road, Suite 102
Burlingame, CA 94010

      **Re: Corvus Pharmaceuticals, Inc.**
          **Registration Statement on Form S-3**
          **Filed August 6, 2024**
          **File No. 333-281318**

Dear Richard A. Miller, M.D.:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Phillip Stoup